MICHELIN

RECEIVED
MAR 11 2002
354
SEC MAIL PROCESSING SECTION WASH. D.C.

February 20, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

02015838

SUPPL

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

1. Consolidated sales figures for 2000 and 2001, as published in the BALO on February 8, 2002.

2. Press Information - Net Sales 2001, dated February 6, 2002.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

dlw 3/14

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 269,431,746 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2001	2000
From January 1 to March 31	3,691	3,591
From January 1 to June 30	7,710	7,377
From January 1 to September 30	11,702	11,292
From January 1 to December 31	15,775	15,396

MICHELIN

PRESS INFORMATION
NET SALES 2001

February 6, 2002

MICHELIN 2001 NET SALES UP 2.5% IN DIFFICULT ECONOMIC CONTEXT

At EUR 15.77 billion, 2001 consolidated Net Sales are up 2.5%. An ever positive price/ mix effect largely offset sales volumes down 2.8% (in tons).

4th quarter 2001consolidated Net Sales down 0.7% compared to last quarter 2000. This decrease reflects a marked deterioration of markets, as well as the impact of the devaluation of the Argentinean peso.

In view of the available 4th quarter data, the Group estimates that its full year operating margin will be within the targeted range, i.e. between 6.2% and 6.8% of Net Sales.

	2001	2000
Consolidated Net Sales (in million euros)	**15 774.6**	15 395.6
	4th quarter 2001	4th quarter 2000
	4 073.0	4 103.4

	2001		4th quarter 2001	
	Total Variation (2001/ 2000)		Total Variation (4th quart. 2001/ 4th quart. 2000)	
	In million	**In % accrued**	In million	In % accrued
	+ 379.0	**+ 2.5%**	-30.4	-0.7%
Of which exchange rates :	**-61.5**	**-0.4%**	-127.4	-3.1%
Volumes :	**-403.2**	**-2.6%**	-131.5	-3.3%
Price /Mix :	**+802.5**	**+5.4%**	+172.2	+4.5%
Scope :	**+41.3**	**+0.3%**	+56.2	+1.4%

Overview

Affected by a slow down in economic activity initiated as early as the beginning of 2001, most tire markets show a significant drop. The reversal is the more sharp that 2000 had been characterized by a substantial increase.

Group Net Sales, up 2.5%, post a slower growth than that recorded over the last 5 years. Volumes sold have fallen by close to 3% compared to the previous year. All markets are on a downward trend except for Passenger Car/Light Truck tires in Europe .

However, Michelin's focused growth strategy, along with its strict price policy supported by a tight control over inventories have made up for the impact of the decrease in volumes sold.

Group 4th Quarter Net Sales show the increased deterioration of the markets compared to the first 9 months, as well as the effects of the negative trends of certain currency fluctuations, of which the Argentinean peso. The elements under the Group's control allowed to limit their impact.

In view of the available 4th Quarter data, the Group estimates that its operating margin will be within the targeted range, i.e. between 6.2% and 6.8% of Net Sales.

* * *

1. Analysis of the variation of Net Sales

Over the year 2001, Net Sales are up 2.5% compared to the previous year. Even though sales expressed in tons are down 2.9%, the drop nevertheless remains below the decrease observed on the various tire markets.

The **2.5%** increase of Net Sales can be broken down in the following way :

➢ A **0.4% negative** impact due to **currency fluctuations**.

There was a 3% appreciation of the average 2001 dollar / euro exchange rate compared to the rate in 2000. Also, the Group was put at a considerable disadvantage due to the depreciation, throughout the year, of other currencies such as the Japanese yen (-9%), the Brazilian real (-20%), the Argentinean peso (-36%) and the Turkish lira (-51%).

As the devaluation of the Argentinean peso occurred in early January 2002, the consolidation of Net Sales generated in that country for the entire year was done on the basis of the new exchange rate. This explains the strongly negative currency fluctuation effect on 4th Quarter Net Sales.

➢ A **2,6% negative** impact due to the erosion of **volumes** sold.

At –2.8% in tons, the decrease in Group sales volumes is less marked than that of tire markets as a whole. Over the fourth quarter, the trends as far as volumes are concerned are representative however of the rapid deterioration of markets compared to the first 9 months.

➢ A **5.4 % positive price/ mix** effect, measured at constant currency rates.

This improvement was sustained throughout 2001. It is one of the most tangible results of Michelin's policy, the main orientations of which remain as follows :

- the focused growth strategy in Passenger Car/Light Truck, particularly for Original Equipment, in Europe as well as in North America and Japan;

- the sustained gains in sales for replacement, particularly in the more profitable segments such as the « Four-Wheel Drive » and « High Performance » tires.

Moreover, the fact that the price increases did indeed stick all through 2001, both in Passenger Car/Light Truck in North and South America and in Truck in Europe as well as in South America, in Original Equipment and in Replacement, strongly contributes to this improvement.

➢ Finally, a **0.3%** positive **scope** effect

This takes into account the closing of the Group's industrial activities in the Philippines in early February 2001 and the consolidation as of December 31, 2001 :

- of the activities of the joint stock company Shanghai Michelin Warrior (SMW), formed in April in China,
- of the Michelin Romania Company (formerly TOFAN), acquired in early August.

As these two companies were integrated at December 31, this explains the fact that there is a 1.4% positive effect on 4th Quarter 2001Net Sales.

2. Evolution of world tire markets

The tire market has been more difficult in 2001 than in 2000. The slowdown in the North and South American economies, already noticeable in the Spring, continued, although the fears of a strong recession created by the September 11 terrorist attack did not materialize. The second half, and more specifically the 4th quarter, showed a sharp slow down.

			2001/2000			2000/1999
			H1	H2	FY	FY
Europe[1]	**Passenger Car/ Light truck**	Replacement	1.9%	-0.3%	**0.8%**	0.3%
		Original Equipment	+1.5%	-0.2%	**0.7%**	2.1%
		Winter	N/A	-9.2%	**-9.2%**	0.0%
	Truck	Replacement[2]	-2.5%	-1.5%	**-2.0%**	0.0%
		Original Equipment	-3.5%	-11.0%	**-7.1%**	12.1%
North America[3]	**Passenger Car/ Light truck**	Replacement	-2.0%	-4.7%	**-3.4%**	3.5%
		Original Equipment	-12.5%	-6.5%	**-9.7%**	0.8%
	Truck	Replacement[2]	-11.0%	-0.9%	**-5.7%**	-0.8%
		Original Equipment	-43.0%	-28.0%	**-37.0%**	-17.9%

❑ in **Europe**

[1] Western and Eastern Europe, excluding CIS (Commonwealth of Independent States)
[2] Radial + bias tires
[3] United States + Canada + Mexico

- The **Passenger Car/Light Truck replacement** market is up 0.8% over the year.

This slight progress conceals in fact a mixed trend, namely, a substantial increase of the summer tire market coupled with a significant slump of the winter tire market. The latter accounts for 33% of the European market for Replacement during the second half 2001.

Following a difficult start (-12.5% for the 3rd quarter), the good winter « sell-out » to consumers in November and December allowed dealers to get rid of their high inventory level. However, this wasn't enough to trigger an upturn of sales by tire manufacturers (« sell-in »).

At –9.2% over the year, the winter tire market is therefore significantly down, even more than the Group actually expected (-5%). For the most part, this decrease originates from the Germanic markets (Germany, Switzerland, Austria) which represent 60% of the European market. These markets are down 10.3%, and even 11% for Germany alone. As far as Eastern Europe markets are concerned (15.5% of the European market for winter tires), they are down 13% and more than 40% in Poland. This decrease is less pronounced in the Nordic countries (-2% ; 13.2% of market).

On the other segments of the market, the positive trends in terms of improvement of the product - mix recorded in 2000 continued in 2001 : sustained increase of the « Four-Wheel Drive » and « Performance » segments (respectively +20.7% and +17.8% in 2001) and decline of the « mass market » (-2.7%. after –5.6% in 2000). These are the first effects on the Replacement market of the substantial growth of these segments in Original Equipment since1999.

The **Original Equipment Passenger Car/Light Truck** market lost some of its momentum throughout 2001, and even more so in the fourth quarter (-0.4%). This slackening is in line with the slowdown in the economic growth in Europe and with that of the exports by German OEMs[4] to North America.

In **Replacement Truck Tires,** markets were down 2% in 2001 in Europe as a whole (West + East[5], radial + bias).

In Western Europe, there is a 0.9% drop, less marked however in the second half than in the first (-0.3% compared to –1.6%). The situation was mixed throughout the year, depending on markets : even though Germany (17.7% of European market) and France (9.8% of market) post a sharp decrease, Spain (9.4% of market), Italy (12.2% of market) and the United Kingdom (11.9%) on the other hand are showing an upward trend.

The decline is much more pronounced in Eastern Europe (close to 20% of European market, -7.2%). This can be explained by the accelerating radialization of the market.

The **retread** market remained stable compared to the previous year.

The decline in the **Original Equipment Truck Tire** market intensified during the second half. There was a 7.1% decline over the entire year (-11% during the second half compared to –3.5% in the first). This decrease is slightly below the assumptions the Group made public last July.

- in **North America**

Following a +3.5% progress in 2000, the **Replacement Passenger Car/ Light Truck** market was down 3.4% over the year. With 256.6 million tires sold, it is back to its level of 1999.

---

[4] Original Equipment Makers

[5] Excluding C.I.S. (Commonwealth of Independent States)

Even before the Ford recall in late May of 13 million Firestone tires, and after the terrorist attacks of September 11, a general trend toward slower growth of North American markets was observed. This phenomenon worsened during the 4th quarter, due to the efforts to reduce inventory build-up decided by many distributors : the decline of the market reaches 7% throughout the quarter.

As was the case in Europe, the decline conceals in fact a range of situations, the effect of which is a substantial enhancement of the mix : the Performance and Ultra Performance segments (11% of market) are up respectively 7% and 11.8%. Mass market is down 6.6%, now representing only 60.7% of the market compared to 61.5% the previous year.

Throughout the year, the growth of the SUV segment appeared to stabilize compared to 2000 (+1% compared to +15.4% the previous year), with a significant drop during the fourth quarter (-14.7%). This segment currently represents 20.7% on the North American market compared to 19.7% the previous year. The impact of the recall by Ford of 13 million Firestone tires was noticeable mainly in the period from June to August. As of the end of December, a total number of 9 million tires were replaced by Ford in the context of this operation which should be pursued throughout the 1st quarter 2002.

Finally, "flag brands" continued to develop in 2001 representing 58.5% of the market at the end of November compared to 56.6% at the end of December 2000. This evolution is even more obvious on the Light trucks and SUV segments : the flag brands were at 67.7% of market as of the end of November.

In 2001, **the Original Equipment Passenger Car/Light Truck market** posted a record drop, above the Group's assumptions. Although the market was down early in the year (-15% in the 1st quarter), the promotional operations launched by American OEMs during the 4th quarter were unsufficient to prevent a slow down in production, despite substantial destocking, however. The drop in Original Equipment market was therefore of only –3.1% over the last quarter.

In 2001, as far as **Truck Tires** are concerned, **Replacement** posts a significant slump, –5.7% (United States, Canada and Mexico, radial + bias).

The market drop in the first half was a severe one (–11% compared to the 1st half 2000), due, among other things, to the economic slowdown and to a destocking movement by distribution. On the contrary, the second half is down 0.9% compared to the second half 2000: although the economic slowdown still stands, a more favorable impact on the replacement market of the drop of sales of new trucks explains this positive evolution.

In Mexico, despite a general decline of the market which was stronger than the average for North America, radialization continues, which translates into a 3% growth in the radial market.

In the United States. the **retread** market also dwindled, close to 5%, throughout the year.

In **Original Equipment** truck tires, the market posted a 37% drop throughout the year. In 2000, this market had dropped 17.9%. This major contraction traces back to the beginning of the second half 2000 and continued throughout the year: the second half is down 28% compared to 2000 and 53% compared to 1999. It affected both the tractor and the trailer markets. Faced with a difficult economic context, truck manufacturers chose to destock their inventories of new vehicles until the end of the year 2001.

- Other **markets**

In **South America**, the difficult economic situation in Brazil and the collapse of Argentina impacted the tire markets during the second half.

- The decline of replacement markets both in passenger car and in truck tires during the second half offset the best part of the increase recorded during the first half. The South American passenger car replacement market thus ends the year up 0.2% compared to 2000 while that of truck tires is down 3%.

In **Asia,** the picture varies from one country to the other.

As a whole, the **passenger car replacement** markets were up 2.5% over the year, following a 4.4% growth in 2000.

In Japan, the market posts a +3.3% improvement in 2001 (compared to +0.9% in 2000). This increase can, for the most part, be explained by the winter tire market (23% of overall market) with a 7% increase, essentially due to a good month of December.

The American recession took a heavy toll on the markedly exporting economies such as Thailand and Taiwan with Passenger Car/ Light Truck replacement markets down more than 5%. On the other hand, the Chinese and South-Korean markets both post significant increases (+15.5% and +6% respectively).

The picture is also mixed in **Original Equipment Passenger Car /Light Truck** :

Even though overall the market is stable compared to 2000 (when it had posted a 4.9% increase), the situation varies from one country to the other :

The Japanese market –representing 55% of the original equipment market in Asia – is down 3.9%. This decrease is mainly due to a close to 14% drop in export sales (35% of market). It should be reminded here that, as was the case in the first half, this variation is due to the decision made by the Japanese car makers to transfer part of their production to their North-American factories.

The South Korean (17% of market), Chinese (11%) and Thai (3%) markets post increases above the 5% mark, whereas India, Australia, Taiwan and the Philippines as a whole are down 7% compared to 2000.

As far as **replacement truck tires** are concerned, while the Japanese market (approximately 20% of the Asian total replacement market) is down 2% compared to 2000, the Chinese market (over 40% of the market) is up very significantly in radial.

Thanks to the continuation of its radialization, the Thai radial market is up 10%. On the contrary, Taiwan radial market declined heavily (-12%) because of the recession this economy is going through. Australian and South Korean markets both showed stability compared to 2000.

In 2001, among other things, the **Middle-East and Africa** area suffered from the lasting economic difficulties encountered by Turkey. The Group estimates the overall market in this region of the world to be down 8%. The Egyptian pound and the South African rand depreciated quite noticeably.

3. Evolution by segment of activity for MICHELIN

3.1 Passenger Car/Light Truck

Net Sales for the Passenger Car/Light truck activity are up in 2001, despite a decrease in sales volume.

Although sales in volume during the 4th quarter suffer the consequences of the slow down of American

and, to a lesser extent, European markets, posting a 5.8% decrease over the quarter, Net sales, on the other hand, are up over the same period.

This is the result of the strategy implemented by the Group : focused growth on fast growing and profitable markets and firm price policy. The price increases introduced in 2001 are sticking.

- In **replacement,** in Europe, the increase of volumes sold (+1%) is in line with that of the market.

  As far as sales for the Group of « flag » brands (Michelin, Kléber, BFGoodrich) are concerned, they are up +3.3% compared to last year.

  On the « performance » segment, and especially VZ, the Group continued, throughout the year, to develop at a more rapid pace than that of the market, thus registering new market share gains.

  In other respects, the Group maintained its market share on the winter tire market. Posting a –3.1% decrease for « flag brands », the sales of the Group proved to be more resilient than the market. The decline, less than the market, in the Germanic countries is in part offset by the substantial development of these same « flag » brands in Eastern Europe and in the Nordic countries.

  In North America, « flag » brands continue to appeal strongly to consumers. On a market showing a 3.4% decline, the Michelin brand sales, up 6%, have intensified their market penetration, which was already quite marked during the first half.

  On the SUV segment, the Group market share posts a sharp increase. The growth in sales did not falter during the 4th quarter, in spite of a market down by 14.7% over the period. It should be noted however that, on this particular segment of the market, 2001 will be remembered as an outstanding year and to some extent, an atypical year taking into account the Ford recall. The Group provided 2.6 million of the 9 million tires Ford replaced.

  In other respects, the price increases introduced at January 1 and August 1 did stick.

  In the other geographical areas, in South America, the Group gained more than 1.6 point of market share throughout the year. For the most part, these gains were recorded during the first half. During the 4th quarter, Group sales are down, in line with the overall market. Several price increases were introduced in Brazil during the year, only partially making up for the creeping devaluation of the real.

  In Asia, the Group continued its selective growth policy, particularly in Japan. It further recentered its focus on the high value added segments, luxury sedans and Four Wheel Drive, which resulted in a significant decrease of sales in volume. In the other countries in the area, sales were in line with the markets which are decreasing overall. The good performances of the Group on the Chinese market should however be underlined.

- As far as **original equipment** is concerned and as was the case in 2000, the Group's refocusing action and the decline of markets translated into a decrease of sales in volume both in Europe and in North America. At the same time, the quality of the category and brand mix continued to improve substantially throughout the year.

  On this original equipment market, Michelin, throughout the year, worked towards extracting the right value from the added value brought about by its products, and especially by Michelin branded products.

3.2 Truck tires

Net Sales for this activity were down 4.3% in 2001, less than its sales in volume, down 6% in tons, due to the contraction of its markets.

- Standing at +0.6%, Group sales for **replacement** in Europe increased slightly in spite of declining markets, thanks to the progress the Michelin brand recorded on the retread and Eastern European markets. In Western Europe, the success of the Group's multibrand offer allows it to maintain its positions.

  In other respects, Michelin Fleet Solutions (a customized product/ service offer designed for large fleets), launched in March 2001, recorded an increase in the number of trucks under contract. The new 7 days a week, 24 hours a day, European wide road side assistance service MEA (Michelin Euro Assist) also significantly developped itself: the number of calls answered in 2001 is up more than 50% compared to the previous year. The average repair time is 2 hours 10 minutes.

  The price increases introduced in Europe at the beginning of the year are holding.

  In North America, during the first quarter, due to the failure of the price increases introduced in December 2000, the Group posted a decline in sales twice as marked as that of the market. At the end of the year, however, the Group had won back its market share of late 2000. In Mexico, the Group further improved its share of the radial market.

  Although the **retread** market was showing a downward trend, the Group continued to win market shares in the United States and even more in Canada. It is starting this business in Mexico as well.

  In South America, following a 14% increase (original equipment and replacement) during the first half, the sales for the Group suffered during the second half because of the deterioration of the economic environment. This evolution, which the Group had been expecting, gathered pace during the 4th quarter. Overall during the year, sales were up 3.5% compared to those of 2000. Noticeable progress was recorded in the Hispanic countries, especially in the countries in the Andean Pact. As far as the retreading activity is concerned, it is up more than 60% in the overall South American zone.

  In Asia, in 2001, the Group shows an excellent commercial performance in China: sales to the Michelin brand are up 71% on a radial market posting substantial growth. Progress is also quite significant in Thailand, South Korea and Australia. Thai bias sales are stable versus 2000. In Taiwan, the Group maintained its share of a sharply down market.

  In Africa and the Middle-East, the Group mostly suffered from the Turkish crisis and from the increase in customs duties in Egypt, combined with a substantial depreciation of the local currency. The progress recorded on the rest of the zone was not enough to make up for the resulting decrease in volumes.

- In **original equipment**, in Europe, sales for the Group were down proportionally less than the market. In view of the slowdown of the latter, in fact less marked than the Group had actually feared, Michelin was indeed able to improve the positions gained in 2000.

  The same goes for North America. In a market almost halved compared to the level achieved at the end of 1999, the Group wins over more market share.

  In Brazil, in a slightly down market over the year, the Group significantly reinforced its positions.

3.3 Others activities

At 4.9 billion euros, Net Sales for the other activities of the Group are up 2%.

As far as distribution activities in Europe are concerned, Euromaster posted a significant progress of its service activities in 2001. In the United Kingdom, in truck tires, Euromaster also benefits from the reorganization of the sector. The« sell-out » of winter tires was indeed better than in 2000, but were down compared to 1999. On the other hand, the presence of Euromaster in passenger car fleets increased. In North America, despite the slow down of the truck tire market, Net Sales for TCI are up thanks in particular to its retreading activity.

Over the entire year, the other tire activities are globally up as far as sales are concerned, in contrasted markets, posting however, an additional decline in the 4th quarter. The Group has nevertheless continued gaining market shares.

4. Recent Events

- October 30, 2001, McLaren International and Michelin announced that they had entered into a long-term agreement for the supply of tires to the West McLaren Mercedes Formula 1 Racing team with effect from 2002.

- November 30, 2001, Michelin signed a partnership agreement with Porsche for the exclusive supply of racing tires with effect from January 1, 2002. The agreement concerns all of Porsche's racing activities, the brand trophies as well as all Porsche Motorsport's official commitments, present and forthcoming.

  The Porsche Super-Cup, traditionally taking place just before many Formula 1 Grand Prix races, including Indianapolis, thus becomes the Porsche Michelin Super-Cup. The German Porsche Carrera Cup will also take place with Michelin colors. The Group, who is a major supplier of top-of-the-range tires for this carmaker, will also be involved as official partner in the development of future Porsche racing projects.

- December 2001, Michelin announced a price increase of up to 6% of its replacement passenger car/light truck tires in North America with effect March 1, 2002. The brands concerned are Michelin, BFGoodrich and Uniroyal, along with some private and associate brands.

- December 18, 2001, Michelin and Wabco announced the launching in Europe of the **IVTM** (Integrated Vehicle Tyre Monitoring): the first on board pressure monitoring system to be introduced on the market and specially designed for commercial vehicles (trucks, tractors, coaches, buses and their trailers or semitrailers).

  Fruit of a cooperation started in 1997 between the 2 partners, the IVTM allows the driver to monitor the pressure of the tires on the dashboard at the time of departure, and then, during the journey, it immediately warns the driver should a problem arise such as a sudden loss of pressure, under or over inflation of the tires. The driver, informed of any technical abnormality, can respond quickly and take the necessary means to restore normal pressure safely. The IVTM, that will be marketed in 2002, takes part in the overall improvement of road safety and contributes towards the optimal use of tires.

- January 2, 2002, Michelin, BFGoodrich and Uniroyal together announced the launching in North America of Tire Advisor™, an interactive information tool to help consumers choose the tires best suited to their needs.

  This online tool, available through Netscape, CompuServe and AOL.com is an objective means of comparing the different ranges of tires offered by the main brands available on the North-American market. It also makes recommendations according to the needs expressed by the consumer, helps select a dealer where the products are available and compares the prices between various distributors.

* Comparisons are made on the basis of a methodology defined by an outside consultant and tire experts. The evaluation of the performances of tires focuses on the main expectations of consumers, namely endurance, wet handling, aquaplaning, noise, snow and ice grip, grip on all types of roads and handling. The comparisons, which are regularly updated, are carried out by independent experts.

- January 14, 2002. Michelin announced a price increase of up to 3% of its replacement truck tires in the United States with effect March 1, 2002. The brands concerned are Michelin and BF Goodrich. Similar price increases have been announced in Canada and Mexico.

- Michelin took an active part in the recycling of non recyclable used tires: it anticipated the implementation of future new French regulations with the set up, late 2001, of a joint tire industry company, Aliapur.

* * *

Results of the financial year 2001 will be made public Tuesday, February 26, 2002, before the opening of the Paris Stock Exchange. A press conference and a presentation to financial analysts and investors will be held in Paris on that same date, in London, Wednesday February, 27, and New York, Thursday February, 28.

<u>For further information please contact</u>

Eric Le Corre : +33 (1) 45 66 16 15 / +33 (4) 73 32 77 92
Laurent Cavard : +33 (4) 73 32 18 02 / +33 (1) 45 66 11 07

* * *

Net Sales Fluctuations

A. 2001/ 2000

Net Sales	2001 (in million)	Δ 2001/2000 (in %)
Group	15 774.6	**+2.5%**
Passenger Car/Light Truck	7 982.2	+3.8%
Truck Tires	3 915.3	-4.3%
Other activities	4 901.2	+2.0%
Inter-sector Eliminations	(1 024.0)	

B. 4th quarter 2001/ 4th quarter 2000

Net Sales	*4th quarter* 2001 (in million)	*Δ 4th quarter 2001/2000 (in %)*
Group	4 073.0	**-0.7%**
Passenger Car/Light Truck	2 048.8	-3.2%
Truck tires	1 010.5	-6.3%
Other activities	1 327.8	-4.5%
Inter-sector Eliminations	(314.2)	

C. 2nd half 2001/ 2nd half 2000

Net sales	*2nd half* 2001 (en million)	*Δ 2nd half 2001/2000 (in %)*
Group	8 064.6	**+0.6%**
Passenger Car/Light Truck	4 107.5	-0.6%
Truck tires	2 009.7	-3.4%
Other activities	2 551.2	+0.8%
Inter-sector Eliminations	(603.8)	

Evolution of sales in volume
(variation expressed in percentage)

A. 2001/ 2000

	Total Sales	Replacement	Original Equipment[a]
Group (in tons[7])	-2.8%	-0.5%	-8.0%
Passenger Car/Light Truck (in units[b])	**-3.8%**	-1.6%	-8.4%
Truck tires (in units[b])	**-8.1%**	-4.4%	-15.5%
Other tire activities (in tons)	**+2.5%**	+6.0%	-5.1%

Passenger Car/ Light Truck (in units)	**Total sales**	**Replace-ment**	**Replace-ment Market**	**Original Equipment**	**Original Equipment Market**
Total	*-3.8%*	*-1.6%*	*N/A*	*-8.4%*	*N/A*
Europe[c]	-3.4%	+1.0%	+0.8%	-9.5%	+0.7%

[a] Original Equipment = sales to OEMs

[7] This concerns sales of tire products. Does not include sales of the distribution, maps and guides and the suspension system activity.

[b] i.e. in number of new tires. These figures do not take into account retreads.

[c] Western (15 main markets) and Eastern (excluding the Commonwealth of Independent States) Europe

North America[d]	-2.5%	-1.2%	-3.4%	-6.2%	-9.7%
Other geographical areas[e]	-10.2%	-10.6%	N/A	-9.1%	N/A

Truck Tires (in units)	**Total Sales**	**Replace-ment[8]**	**Replace-ment Market**	**Original Equipment**	**Original Equipment Market**
Total	***-8.2%***	***-4.4%***	***N/A***	***-15.5%***	***N/A***
Europe[c]	-3.5%	-0.8%	- 2.0%	- 6.7%[9]	- 7.1%[10]
North America[d]	-20.3%	-11.7%	- 5.7%[11]	- 34.4%	-37.0%
Other geographical areas[e]	-0.2%	-1.8%	N/A	+ 14.2%	N/A

B. 4th quarter 2001/ 4th quarter 2000

	Total Sales	Replacement	Original Equipment[a]
Group (in tons[13])	**-4.2%**	**-2.8%**	**-7.6%**
Passenger Car/Light Truck (in units[b])	**-5.8%**	-3.8%	-10.3%
Truck Tires (in units[b])	**-7.3%**	-5.2%	-12.3%
Other tire activities (in tons)	**-0.8%**	+0.6%	-4.0%

Passenger Car/ Light Truck (in units)	**Total Sales**	**Replace-ment**	**Replace-ment Market**	**Original equipment**	**Original equipment Market**
Total	***-5.8%***	***-3.8%***	***N/A***	***-10.3%***	***N/A***
Europe[c]	-7.4%	-0.2%	+1.8%	-17.1%	-0.4%
North America[d]	-3.1%	-4.3%	-7.2%	+1.6%	-3.1%
Other geographical areas[e]	-9.9%	-11.4%	N/A	-6.2%	N/A

Truck tires (in units)	**Total Sales**	**Replace-ment[14]**	**Replace-ment Market**	**Original equipment**	**Original equipment Market**
Total	***-7.3%***	***-5.2%***	***N/A***	***-12.3%***	***N/A***
Europe[c]	-9.4%	-7.8%	-2.8%[15]	-11.7%[16]	-13.1%[17]

[d] United States, Canada and Mexico
[e] Asia, South America, Africa and the Middle East
[8] These are new replacement tires. These figures do not include retreads.
[9] Sales tractors + trailers
[10] Tractors + trailers Market
[11] Truck Radial Market United States + Canada + Mexico
[a] Original equipment = sales to OEMs
[13] This concerns sales of tire products and do not include sales of distribution, maps and guides and the suspension system activity.
[b] i.e. in number of new tires.
[c] Western and Eastern Europe (excluding the Commonwealth of Independent States)
[d] United States, Canada and Mexico
[e] Asia, South America, Africa and the Middle East
[14] New tires. These figures do not include retreads.
[15] European Union + Switzerland
[16] Tractors and trailers sales.
[17] Tractor and trailers market

North America[d]	-3.2%	+4.5%	-0.6%[18]	-19.5%	-27.0%
Other geographical areas[e]	-8.0%	-9.7%	N/A	+ 9.6%	N/A

[18] Radial truck tire United States + Canada + Mexico

C. 2nd half 2001/ 2nd half 2000

	Total Sales	Replacement	Original equipment[a]
Group (in tons[20])	**-3.3%**	**-1.9%**	**-6.8%**
Passenger Car/Light Truck (in units[b])	**-5.7%**	-4.6%	-8.2%
Truck (in units[b])	**-5.5%**	-2.3%	-12.9%
Other tire activities (in tons)	**+0.7%**	+3.1%	-5.1%

Passenger Car/ Light Truck (in units)	**Total sales**	**Replacement**	**Replacement Market**	**Original equipment**	**Original equipment market**
Total	***-5.7%***	***-4.6%***	***N/A***	***-8.2%***	***N/A***
Europe[c]	-5.3%	-0.2%	-0.3%	-13.1%	-0.2%
North America[d]	-4.7%	-5.7%	-4.7%	-1.2%	-6.5%
Other geographical areas[e]	-10.3%	-12.7%	N/A	-4.2%	N/A

Truck tires (in units)	**Total sales**	**Replacement[21]**	**Replacement Market**	**Original Equipment**	**original equipment Market**
Total	***-5.5%***	***-2.3%***	***N/A***	***-12.9%***	***N/A***
Europe[c]	-3.8%	+0.7%	-0.3%[22]	-10.3%[23]	-11.0%[24]
North America[d]	-8.0%	-0.9%	-0.9%[25]	-22.7%	-28.0%
Other geographical areas[e]	-5.4%	-6.6%	N/A	+5.3%	N/A

* * *

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[a] Original equipment = sales to OEMs

[20] This concerns sales of tire products and do not include sales of distribution, maps and guides and the suspension system activity.

[b] i.e. number of new tires.

[c] Western and Eastern Europe (excluding the Commonwealth of Independent States)

[d] United States, Canada and Mexico.

[e] Asia, South America, Africa and Middle East

[21] New tires. These figures do not include retreads.

[22] Western Europe

[23] Tractors and trailers sales

[24] Tractor and trailers market

[25] Radial truck tire United States + Canada + Mexico